February 27, 2009

To:           Larry Spirgel
Assistant Director – Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           ZIM Corporation
Form 10-KSB
Filed June 25, 2008
File No. 0-31691
SEC Comment Letter Dated February 5, 2009

Dear Mr. Spirgel,

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Dr. Michael Cowpland, President and Chief Executive Officer of ZIM Corporation (the "Company"), dated February 5, 2009 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008. Please be advised that in connection with the accompanying response letter dated February 27, 2009, we acknowledge that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Chapman
John Chapman
Chief Financial Officer
ZIM Corporation
Tel: (613) 727-1397

February 27, 2009

To:           Larry Spirgel
Assistant Director – Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           ZIM Corporation
Form 10-KSB
Filed June 25, 2008
File No. 0-31691
SEC Comment Letter Dated February 5, 2009

Dear Mr. Spirgel,

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Dr. Michael Cowpland, President and Chief Executive Officer of ZIM Corporation (the "Company"), dated February 5, 2009 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10KSB for the fiscal year ended March 31, 2008. We have repeated the numbered comments below and have provided a response to each comment.

COMMENT: Refer to the penultimate paragraph of page 20 and tell us about the one-time reversal of previously recognized revenues and cost of revenues. Identify the nature of revenues and the costs. Tell us the circumstances that precipitated their reversal and explain why you accounted for this transaction in the manner in which you have.

COMMENT RESPONSE:

The one-time reversal of previously recognized revenue and cost of sales pertains to the reversal of amounts accrued to mobile content providers, one for a net amount of $120,563 (Part A described below) and one for an amount of $77,385 (Part B described below) for the total net impact of $197,948.  The reversals of these accruals occurred during the quarter ended December 31, 2007 and pertain to amounts which were accrued in previous fiscal years.  We followed the guidance from SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement 125, paragraph 16 to determine the appropriate accounting treatment.  We reversed these revenues and cost of sales against the same general ledger line item in which they were originally recorded, but since we report our revenues on a net basis for this stream of revenues, the reversal gives the appearance of only having an impact on the revenue line, when in reality the majority of the impact is on the cost of sales line item in our accounting system, as cost of sales is netted against gross revenues to show revenues on a net basis for this line of business.

We will first provide some background on how the revenue is recognized for this stream to provide some understanding for the net revenue reporting:

SMS premium messaging services revenues are derived principally from providing mobile content providers connections to mobile operators and allowing their end users to expand on their SMS capabilities and other services. These services include news and other content subscriptions. We considered EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining whether we should recognize such revenues at gross or net of revenue shared by mobile operators for billing and transmission services. We believe that based on our arrangement with mobile content suppliers, the net approach is appropriate as the mobile content provider is the primary obligor to the end user. Revenues from SMS messaging services are recognized based on fees received from the mobile operator, after all payments to the mobile content providers. Such revenues are recognized by ZIM in the period in which the service is performed, provided that no significant Company obligations remain, the collection of the receivables is reasonably assured and the amounts can be accurately estimated.

We rely on the billing statements from third party mobile operators and mobile content providers to verify recorded revenues. Due to the time lag of receiving billing statements, revenues in any period have to be estimated based on our internal billing records and transmissions, adjusting for prior period confirmed message delivered rates with mobile operators and prior period discrepancies between internally estimated revenues and actual revenues confirmed by mobile operators and content providers.

We will now describe in detail the events of both cases mentioned above:

Part A

During the third quarter ended December 31, 2007, we concluded our ongoing negotiations with this mobile content provider and obtained a written consent (in the form of an e-mail) of the amount owed to this mobile content provider.  After months of requesting the mobile content provider provide invoices and records to verify our internally generated reports and accruals, the mobile content provider could not provide reconcilable data. Discussions were ongoing for some time due to issues we identified with the mobile content provider allegedly trying to send SPAM through our channels and disrupting, and in some cases harming, our long-standing relationships with the mobile operators. The subsequent negotiations resulted in a mutually agreed upon settlement. The settlement agreed upon by both parties was that we would pay the mobile content provider an amount of $9,519. FAS 140, paragraph 16 states (in part) that “A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met; b. the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor”. We therefore concluded that an agreed, documented, settlement between us and the creditor legally released us from this liability and therefore allowed us to reverse our accrual.

The amount we had recorded in our books and records pertaining to this mobile content provider was as follows:

Previously accrued payables / cost of sales	(148,125)
Previously accrued receivables / revenues	18,043
Net amount accrued	(130,082)

Net settlement, as mentioned above	(9,519)

Net reversal of accrued amounts	120,563

The accrued receivable amount related to the rental of SMS short codes in various European countries and the accrued payable related to the revenue share agreement with the same content provider. Both the accrued payable amount and the accrued receivable amount were reversed out of the accounts they were initially booked in (i.e. revenues and cost of sales), as opposed to being shown as a settlement or gain on the extinguishment of a liability.  The reasoning for this is that these amounts relate to disputes over service and if we could have resolved the amounts of the associated expenses (i.e. the estimates of what we had to pay the mobile content provider) at the time of the transaction, we would have originally recorded the additional revenue at that time.

Part B

The amount that was reversed pertaining to this mobile content provider was $77,385.  In this case, we were unable to obtain a written consent from the creditor because we could not locate the creditor; we had been trying to establish contact with this creditor since January of 2006 to settle this dispute and account.  The nature of the dispute is this mobile content provider was trying to send SPAM through our channels resulting in end users contacting their mobile operators to express their dissatisfaction about receiving SPAM via their mobile phone.  We became aware of these issues after being contacted by the mobile operators and then attempted to contact the content provider to determine the facts of the case and to settle this matter.  At the time we recorded the original accrual, we were not aware the accrued payable was too high, as we had no knowledge of the existence of SPAM messages.  After two years of attempting to locate and contact this mobile content provider, without success, we decided to reverse this accrued liability. We have never received an invoice from this mobile content provider, as the mobile content provider relied upon us to track the amount of content transmitted and calculate the amount due to them.  We are able to track the amount of content transmitted but we cannot distinguish between valid messages and SPAM messages.  In addition, we could not locate the company after multiple attempts and our agreement with the mobile content provider specifically states that no payments would be made for SPAM messages.  Again, we considered FAS 140, paragraph 16 in determining whether it was appropriate to derecognize this accrued liability.  However, in this case, the mobile content operator had disappeared and could not release us, and we could not obtain a judicial release (i.e obtain a judgment from a court) based on an internally generated accrual.  The terms and conditions governing the relationship between ZIM and the mobile operator states that the agreement will be governed under the laws of Canada. Limitation periods for claims in Canada are determined provincially and, as ZIM resides in the province of Ontario, the Ontario Limitations Act (2002) should govern this matter.  Section 4 of the act states, in part, that “...a proceeding shall not be commenced in respect of a claim after the second anniversary of the day on which the claim was discovered. Further, section 5(1) states that a claim is discovered on the date on which "a reasonable person with the abilities and in the circumstances of the person with the claim first ought to have known" the claim had occurred.  It is also further presumed that the person with the claim knew about the act or omission causing the loss on which the act took place (section 5(2)).  So in this case, management estimated that the mobile content provider ought to have reasonably known about the presumed debt from ZIM in the month the messages were sent, and consequently the 2 year anniversary had passed, which provided ZIM management with a sufficient legal basis on which to reverse the accrued liability. As in Part A above, we reversed this accrued payable against the cost of sales line item, resulting in an increase in revenues due to net revenue reporting.

COMMENT: Further, quantify for us the impact that this reversal had on your Mobile segment gross margin for each period as it appears that the stated impact of $197,948 is the impact on the reported revenues alone.

The appearance that the reversal of accrued revenues and cost of sales impacts revenue alone is due to the fact that we use the net revenue recognition method for this stream of revenue as described above.

I hope that you find our responses to your comments acceptable.

Sincerely,

/s/ John Chapman
John Chapman
Chief Financial Officer
ZIM Corporation
Tel: (613) 727-1397